02018583

MAR 0 1 2002

3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-49948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seabrook Benefits Consulting INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Penn Plaza Suite 3600
(No. and Street)

New York (City) New York (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph Folz 212-849-6810
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Frank Colonna Jr. CPA
(Name — *if individual, state last, first, middle name*)

340 Veterans Memorial Hwy Suite 11 Commack, NY 11725
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK COLONNA Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEABROOK BENEFITS CONSULTING INC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANN KISS
Notary Public, State of New York
No. 01KI6000234
Qualified in Suffolk County
Commission Expires: 12/15/05

Notary Public

Frank Colonna Jr.
Signature

CPA
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEABROOK BENEFITS CONSULTING INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000

FRANK COLONNA, JR.
CERTIFIED PUBLIC ACCOUNTANT

340 VETERANS MEMORIAL HIGHWAY, SUITE 11, COMMACK, NEW YORK 11725
(631) 864-2255
FAX # (631) 864-4816

The Board of Directors and Stockholders
Seabrook Benefits Consulting Inc.
One Penn Plaza - Suite 3600
New York, New York 10119

We have audited the accompanying balance sheets of Seabrook Benefits Consulting Inc. as of December 31, 2001 and 2000 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seabrook Benefits Consulting Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Frank Colonna, Jr.

Frank Colonna, Jr.
Certified Public Accountant

Commack, New York
February 2002

SEABROOK BENEFITS CONSULTING INC.

BALANCE SHEET

ASSETS

	As of December 31, 2001	2000
CURRENT ASSETS:		
Cash	$132,709	$ 427,837
Accounts Receivable	185,000	274,550
Prepaid Expenses	15,000	-0-
TOTAL CURRENT ASSETS	332,709	702,387
FIXED ASSETS:		
Rental Property (Note 2)	492,380	492,380
Transportation & Office Equipment (Note 2)	90,186	90,075
Subtotal	582,566	582,455
Less: Accumulated Depreciation	104,053	84,112
NET FIXED ASSETS	478,513	498,343
TOTAL ASSETS	$811,222	$1,200,730

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 69,000	$ 197,633
STOCKHOLDERS' EQUITY:		
Capital Stock	5,000	5,000
Additional Paid in Capital	195,145	45,145
Retained Earnings	542,077	952,952
TOTAL STOCKHOLDERS' EQUITY	742,222	1,003,097
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 811,222	$1,200,730

The accompanying notes are an integral part of these financial statements.